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Exhibit 99-10

Supplementary Oil and Gas Disclosures (unaudited)

        The following disclosures are presented in accordance with United States Financial Accounting Standards Board ("FASB") Topic 932 — "Extractive Activities — Oil and Gas" and Subpart 1200 of Regulation S-K ("Subpart 1200") of the United States Securities and Exchange Commission. Disclosures pertaining to the audited consolidated financial statements as at and for the year ended December 31, 2017 (the "2017 Consolidated Financial Statements") of Suncor Energy Inc. ("Suncor" or the "company") were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and Canadian generally accepted accounting principles contained within Part 1 of the Chartered Professional Accountants Canada Handbook, which differ in material respects from financial statements prepared in accordance with United States generally accepted accounting principles. The 2017 Consolidated Financial Statements are attached as Exhibit 99.1 to Suncor's annual report on Form 40-F for the year ended December 31, 2017 (the "Form 40-F").

Reserves Data

        Reserves data included herein are estimates only and can be significantly impacted by a variety of internal and external factors. For more information on the risks involved when estimating reserves, see the discussion in the "Statement of Reserves Data and Other Oil and Gas Information — Significant Risk Factors and Uncertainties Affecting Reserves" section in Suncor's 2017 Annual Information Form (the "2017 AIF"), which is contained in the Form 40-F. Readers should also see Suncor's Management's Discussion and Analysis for the year ended December 31, 2017, which is attached as Exhibit 99.2 to the Form 40-F (the "2017 Management's Discussion and Analysis").

        The reserves data presented herein, with an effective date of December 31, 2017, may differ in relation to the format and the basis from which volumes are economically determined under National Instrument 51-101 — "Standards of Disclosure for Oil and Gas Activities" ("NI 51-101"), as disclosed in the 2017 AIF. Subpart 1200 requires disclosure of net proved reserves, after royalties, using the average of the first-day-of-the-month prices for the twelve-month period prior to the end of the reporting period, whereas NI 51-101 requires disclosure of gross and net reserves, estimated using forecast prices and costs.

Net Proved Oil and Gas Reserves(1)(2)

        The majority of Suncor's oil and gas reserves are in Canada. In order to align with the company's segmented information in the 2017 Consolidated Financial Statements, the 2017 Management's Discussion and Analysis and the 2017 AIF, the company presents the following supplementary oil and gas disclosures by showing amounts associated with its Oil Sands segment, which are exclusively in Canada and produce synthetic crude oil ("SCO") and bitumen, separate from other Canadian operations, which are aggregated with Suncor's international operations (collectively, "Exploration and

Production") and produce crude oil, natural gas and natural gas liquids ("NGLs"). Exploration and Production reserves are in onshore and offshore Canada and offshore UK.

	SCO (mmbbls)		Bitumen (mmbbls)		Crude Oil and NGLs(3) (mmbbls)		Natural Gas (bcf)		Total (mmboe)
At December 31, (net reserves, constant prices and costs)	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Proved Developed
Oil Sands	2 205	2 468	117	102	—	—	—	—	2 322	2 570
Exploration and Production	—	—	—	—	96	106	6	11	97	108

	2 205	2 468	117	102	96	106	6	11	2 419	2 678

Proved Undeveloped
Oil Sands	533	572	1 522	431	—	—	—	—	2 055	1 003
Exploration and Production	—	—	—	—	45	9	—	—	45	9

	533	572	1 522	431	45	9	—	—	2 100	1 012

Proved
Oil Sands	2 737	3 040	1 640	533	—	—	—	—	4 377	3 573
Exploration and Production	—	—	—	—	140	115	6	11	141	117

	2 737	3 040	1 640	533	140	115	6	11	4 519	3 690

Reconciliation of Net Proved Oil and Gas Reserves

(net reserves, constant prices and costs)	Balance December 31 2015	Revisions of Previous Estimates(4)	Improved Recovery	Acquisitions	Extensions and Discoveries(5)	Production	Dispositions	Balance December 31 2016
Oil Sands
SCO (mmbbls)	2 390	61	—	726	5	(141)	—	3 040
Bitumen (mmbbls)	554	22	—	—	—	(42)	—	533
Exploration and Production
Crude oil and NGLs(3) (mmbbls)	152	1	—	—	—	(38)	—	115
Natural gas (bcf)	21	(2)	—	—	—	(9)	—	11

Total (mmboe)	3 100	84	—	726	5	(224)	—	3 690

(net reserves, constant prices and costs)	Balance December 31 2016	Revisions of Previous Estimates(4)	Improved Recovery	Acquisitions	Extensions and Discoveries(5)	Production	Dispositions	Balance December 31 2017
Oil Sands
SCO (mmbbls)	3 040	(143)	—	—	—	(160)	—	2 737
Bitumen (mmbbls)	533	1 108	—	39	—	(40)	—	1 640
Exploration and Production
Crude oil and NGLs(3) (mmbbls)	115	64	—	—	1	(40)	—	140
Natural gas (bcf)	11	3	—	—	—	(7)	—	6

Total (mmboe)	3 690	1 029	—	39	1	(240)	—	4 519

Notes to Reserve Data:

(1)
Definitions

a.
Net reserves, in relation to Suncor's production and reserves, represents the company's working interest share after deduction of royalty obligations, plus the company's royalty interests in production and reserves.

b.
Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty (at least a 90% probability that the quantities actually recovered will equal or exceed the estimate) to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations.

c.
Proved developed oil and gas reserves are those quantities that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and can be expected to be recovered through extraction equipment and infrastructure installed and operational at the time of the reserves estimate for projects that extract oil and gas by means not involving a well.

  d.
  Proved undeveloped oil and gas reserves are those quantities that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(2)
Reserve data tables may not add due to rounding.

(3)
Natural gas liquids reserves are not significant and have been presented in combination with crude oil reserves.

(4)
Revisions of previous estimates include changes to proved reserves, resulting from new information (except for an increase in proved acreage) normally obtained from development drilling and production history or resulting from a change in economic factors, such as changes in constant prices used for the reserve evaluation.

(5)
Extensions and discoveries are additions to proved reserves from proved acreage of previously discovered reservoirs through additional drilling in periods subsequent to discovery or discovery of new fields with proved reserves or of new reservoirs of proved reserves in old fields.

Capitalized Costs

	At December 31, 2017			At December 31, 2016
($ millions)	Oil Sands	Exploration and Production	Total	Oil Sands	Exploration and Production	Total
Exploration and evaluation assets(1)	1 896	156	2 052	1 893	145	2 038
Oil and gas properties(2)	16 244	19 965	36 209	16 312	19 021	35 333
Plant and equipment(2)	63 381	1 042	64 423	58 688	1 109	59 797
— accumulated provision(2)	(22 664)	(12 990)	(35 654)	(20 459)	(12 092)	(32 551)

Total	58 857	8 173	67 032	56 434	8 183	64 617

(1)
Exploration and evaluation assets largely represent amounts associated with unproved properties, but may include properties with proved reserves for which Suncor's Board of Directors have not sanctioned development. See note 19 of the 2017 Consolidated Financial Statements.

(2)
Oil and Gas Properties, Plant and Equipment and the accumulated provision largely represent amounts associated with proved properties. See note 18 of the 2017 Consolidated Financial Statements.

Costs Incurred for Property Acquisition, Exploration and Development Activities

	Year ended December 31, 2017			Year ended December 31, 2016
($ millions)	Oil Sands	Exploration and Production	Total	Oil Sands	Exploration and Production	Total
Unproved property acquisition	—	—	—	684	68	752
Proved property acquisition	335	—	335	10 806	—	10 806
Exploration(1)	19	97	116	45	212	257
Development(2)	4 505	604	5 109	4 272	831	5 103

Total	4 859	701	5 560	15 807	1 111	16 918

(1)
Includes amounts capitalized to Exploration and Evaluation as well as those charged to Exploration Expense on the Consolidated Balance Sheets and the Consolidated Statements of Comprehensive Income, respectively, of the 2017 Consolidated Financial Statements.

(2)
Includes amounts capitalized to Property, Plant and Equipment on the Consolidated Balance Sheets of the 2017 Consolidated Financial Statements that relate to the company's decommissioning and restoration activities.

Results of Operations for Oil and Gas Producing Activities

	Year ended December 31, 2017			Year ended December 31, 2016
($ millions)	Oil Sands	Exploration and Production	Total	Oil Sands	Exploration and Production	Total
Operating revenues, net of royalties	12 782	2 911	15 693	9 470	2 231	11 701
Other income (loss)	86	(14)	72	26	45	71

	12 868	2 897	15 765	9 496	2 276	11 772
Purchases of crude oil and products	623	—	623	548	—	548
Operating, selling and general	6 257	422	6 679	5 777	483	6 260
Transportation	690	86	776	666	86	752
Depreciation, depletion, amortization and impairment	3 782	1 028	4 810	3 864	1 381	5 245
Exploration	15	89	104	30	259	289
Gain on disposal of assets	(50)	—	(50)	(33)	—	(33)
Finance expenses	180	36	216	234	82	316

Earnings (loss) before income taxes	1 371	1 236	2 607	(1 590)	(15)	(1 605)
Income taxes — expense (recovery)	362	504	866	(441)	(205)	(646)

Net earnings (loss)	1 009	732	1 741	(1 149)	190	(959)

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

        The standardized measure of discounted future net cash flows relating to Suncor's proved oil and gas reserves are calculated in accordance with FASB Topic 932 — "Extractive Activities — Oil and Gas". Future cash inflows are estimated using the trailing twelve-month average price, which are also used in estimating the entity's proved oil and gas reserves. Future development and production costs, including the associated decommissioning and restoration activities, are calculated by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions. The appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, were applied to the future pretax net cash flows, less the tax basis of the properties involved. A prescribed rate of 10% is applied to discount the future net cash flows.

        The calculation of the standardized measure of discounted future net cash flows is based upon information prepared by the company's independent qualified reserves evaluators, and adjusted for decommissioning and restoration activities and future income taxes.

        It should not be assumed that the estimates of future net cash flows presented in the tables below represent the fair market value of the reserves. There is no assurance that the price and cost assumptions will be attained and variances could be material. Future changes to income tax, royalty and environmental regulations could also have a significant impact on the respective assumptions. There is no guarantee that the estimates for SCO, bitumen, crude oil and NGLs, and natural gas reserves provided herein will be recovered. Actual SCO, bitumen, crude oil and NGLs, and natural gas reserves may be greater than or less than the estimates provided herein.

        The following twelve-month average prices were used to calculate the standardized measure of discounted future net cash flows:

Year	Brent North Sea	WTI Cushing Oklahoma	WCS Hardisty Alberta	Light Sweet Edmonton Alberta	Pentanes Plus Edmonton Alberta	AECO Gas	B.C. Gas Westcoast Station 2	National Balancing Point North Sea
	US$/bbl	US$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/mmbtu	Cdn$/mmbtu	Cdn$/mmbtu
2017	54.07	51.03	51.09	63.43	67.46	2.35	1.44	8.45
2016	42.82	42.75	39.77	53.67	57.02	2.18	1.63	6.42

	At December 31, 2017			At December 31, 2016
($ millions)	Oil Sands	Exploration and Production	Total	Oil Sands	Exploration and Production	Total
Future cash inflows	203 625	9 229	212 854	179 213	6 240	185 453
Future production costs	(108 045)	(3 508)	(111 554)	(116 271)	(2 632)	(118 904)
Future development costs	(49 554)	(2 574)	(52 128)	(58 540)	(1 858)	(60 398)
Future income tax expenses	(11 074)	(945)	(12 019)	(2 095)	(680)	(2 775)

Future net cash flows	34 952	2 202	37 154	2 307	1 070	3 377
10% Discount Factor	(15 208)	(114)	(15 322)	4 197	206	4 403

Standardized measure of discounted future net cash flows	19 744	2 088	21 832	6 504	1 276	7 780

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

($ millions)	2017	2016
Standardized measure of discounted future net cash flows — beginning of year	7 780	7 004
Sales and transfers of oil and gas produced	(4 618)	(4 689)
Net change in sales prices and operating costs related to future production	18 461	(8 192)
Net change due to extensions, discoveries and improved recovery	2 804	32
Net change due to acquisitions and dispositions	—	5 063
Net change due to revisions in quantity estimates	(1 695)	1 404
Previously estimated development costs incurred during the period	2 742	2 156
Changes in estimated future development costs	(36)	3 035
Accretion of discount	657	638
Net change in income taxes	(4 264)	1 329

Standardized measure of discounted future net cash flows — end of year	21 831	7 780

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  Exhibit 99-10